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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                               SEAMED CORPORATION
             (Exact name of registrant as specified in its charter)


                WASHINGTON                               91-1002092
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


                           14500 NORTHEAST 87TH STREET
                         REDMOND, WASHINGTON 98052-3431
                                 (425) 867-1818
                    (Address of principal executive offices)


Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered:  Preferred Stock Purchase Rights




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Item 1. Description of Registrant's Securities to be Registered

        On January 27, 1998, the Board of Directors of SeaMED Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, no par value per share, of the Company (the "Common Stock"). The dividend is payable on February 16, 1998 (the "Record Date") to the shareholders of record on that date.

        Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value per share, of the Company (the "Preferred Stock") at a price of $110 per one one-hundredth of a share of Preferred Stock (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of January 27, 1998, as the same may be amended from time to time (the "Rights Agreement"), between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

        Until the earlier to occur of (i) 10 days following a public announcement or awareness by the Board of Directors that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than pursuant to a Permitted Offer (as defined below) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding shares of Common Stock, other than pursuant to a Permitted Offer (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate. Notwithstanding the foregoing, R. Scott Asen, who owns more than 15% of the outstanding shares of the Common Stock, will not be deemed an Acquiring Person for any purposes of the Rights Agreement unless and until, after first falling below a 15% ownership interest, he once again becomes the beneficial owner of more than 15% of the outstanding shares of the Common Stock.

        A "Permitted Offer" is a tender offer or an exchange offer for all outstanding shares of Common Stock of the Company at a price and on terms determined by the Board of Directors of the Company, after receiving advice from one or more investment banking firms, to be (i) fair to shareholders (taking into account all factors which the Board of Directors deems relevant) and (ii) otherwise in the best interests of the Company and its shareholders and which the Board of Directors determines to recommend to the shareholders of the Company.

        The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any




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certificates for shares of Common Stock outstanding as of the Record Date, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

        The Rights are not exercisable until the Distribution Date. The Rights will expire on January 27, 2008 (the "Final Expiration Date") unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case as described below.

        The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price.

        No fraction of a share of Preferred Stock (other than fractions in integral multiples of one one-hundredth of a share) will be issued and, in lieu thereof, an adjustment in cash will be made based on the closing price on the last trading date prior to the date of exercise.

        The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

        Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Common Stock. In the event of liquidation, the holder of shares of Preferred Stock will be entitled to a minimum preferential liquidation payment of $100.00 per share but will entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have 100 votes, voting together with the shares of Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are subject




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to adjustment in the event of a stock dividend on the shares of Common Stock or a subdivision, combination or consolidation of the shares of Common Stock.

        In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become void), will thereafter have the right to receive upon exercise of a Right at the then current exercise price of the Right, that number of shares of Common Stock (or, in lieu of Common Stock, such number or fraction of shares of Preferred Stock equivalent in value of such number of shares of Common Stock) having a market value of two times the exercise price of the Right.

        In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person which will have become void) will thereafter have the right to receive, upon the exercise of the Right at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction which number of shares at the time of such transaction will have a market value of two times the exercise price of the Right.

        At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock or the occurrence of an event described in the prior paragraph, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

        At any time prior to the close of business on the day 10 days after an Acquiring Person becomes such, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.0001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

        For so long as no person has become an Acquiring Person, the Company may amend the Rights in any manner. After a person has become an Acquiring Person, the Company may amend the Rights in any manner that does not adversely affect the interests of holders of the Rights.

        Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

        This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, as the same may be amended from time to time, which is hereby incorporated herein by reference.




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Item 2.   Exhibits.

        1. Rights Agreement, dated as of January 27, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., which includes the form of Articles of Amendment as Exhibit A thereto, the form of Right Certificate as Exhibit B thereto and the form of Summary of Rights to Purchase Preferred Shares as Exhibit C thereto.


        2.+    Amended and Restated Articles of Incorporation of the Company.

        3.     Press Release dated January 27, 1998.

+ Filed previously with the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 1997 filed with the Securities and Exchange Commission.








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                                    SIGNATURE


        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                       SEAMED CORPORATION



                                       By  /s/ W. Robert Berg
                                           _______________ _____________________
                                           W. Robert Berg
                                           President and Chief Executive Officer

Dated: February 4, 1998
















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                                  EXHIBIT INDEX


Exhibit No.           Description
-----------           -----------
        1.     Rights Agreement, dated as of January 27, 1998, between the
               Company and ChaseMellon Shareholder Services, L.L.C., which includes the form of Articles of Amendment as Exhibit A thereto, the form of Right Certificate as Exhibit B thereto and the form of Summary of Rights to Purchase Preferred Shares as Exhibit C
               thereto.

        2.+    Amended and Restated Articles of Incorporation of the Company.

        3.     Press Release dated January 27, 1998.

+ Filed previously with the Company's Quarterly Report on Form 10-Q for the quarter ended October 2, 1997 filed with the Securities and Exchange
        Commission.




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